Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-1) and related Prospectus of Horizon Lines, Inc. for the registration of 3,660,824 shares of its common stock; 8,975,691 warrants to purchase shares of the Company’s common stock; $54,589,636 of 6.00% Series A Convertible Senior Secured Notes due 2017; and $30,327,576 of 6.00% Series B Mandatorily Convertible Senior Secured Notes and to the incorporation by reference therein of our reports dated March 28, 2011, with respect to the consolidated financial statements and schedule of valuation and qualifying accounts of Horizon Lines, Inc., and the effectiveness of internal control over financial reporting of Horizon Lines, Inc., included in its Annual Report (Form 10-K) for the year ended December 26, 2010 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Charlotte, North Carolina

December 5, 2011